RESTATED
ARTICLES OF INCORPORATION
CITIZENS FINANCIAL SERVICES, INC.

FIRST.                          The name of Corporation is Citizens Financial Services, Inc.

SECOND.                          The address of the Corporation=s registered office in the Commonwealth of Pennsylvania is:
15 South Main Street
Mansfield, Pennsylvania 16933

THIRD.                          The corporation was incorporated on April 30, 1984, under the provisions of the Business Corporation Law of the Commonwealth of Pennsylvania (Act of May 5, 1933, P.L. 364, as amended).  The purpose of the Corporation is and it shall have unlimited power to engage in and do any lawful act concerning any or all lawful business for which corporations may be incorporated under the provisions of the Business Corporation Law of the Commonwealth of Pennsylvania.

FOURTH.                          A.            Authorized Amount.  The aggregate number of shares of capital stock that the Corporation has authority to issue is 28,000,000, of which 25,000,000 shall be common stock, par value $1.00 per share ("Common Stock") and 3,000,000 shall be preferred stock, par value $1.00 per share ("Preferred Stock").

B.            Common Stock.  Except as provided in this Article Fourth (or in any resolution or resolutions adopted by the Board of Directors pursuant hereto), the exclusive voting power shall be vested in the Common Stock, with each holder thereof being entitled to one vote for each share of such Common Stock standing in the holder's name on the books of the Corporation. Subject to any rights and preferences of any class of stock having preference over the Common Stock, holders of Common Stock shall be entitled to such dividends as may be declared by the Board of Directors out of funds lawfully available therefore. Upon any liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Common Stock shall be entitled to receive pro rata the remaining assets of the Corporation after the holders of any class of stock having preference over the Common Stock have been paid in full any sums to which they may be entitled.

            C.            Authority of Board to Fix Terms of Preferred Stock.  A description of each class of shares and a statement of the voting rights, designations, preferences, qualifications, privileges, limitations, options, conversion rights, and other special rights granted to or imposed upon the shares of each class and of the authority vested in the Board of Directors to establish series of Preferred Stock or to determine that Preferred Stock will be issued as a class without series and to fix and determine the voting rights, designations, preferences, and other special rights of the Preferred Stock as a class or of the series thereof are as follows:

Preferred Stock may be issued from time to time as a class without series or in one or more series.  Each series shall be designated in supplementary sections or amendments to these Articles of Incorporation by the Board of Directors so as to distinguish the shares thereof from the shares of all other series and classes.  The Board of Directors may, by resolution and amendment to these Articles of Incorporation from time to time, divide shares of Preferred Stock into series, or determine that the Preferred Stock shall be issued as a class without series, fix and determine the number of shares in a series and the terms and conditions of the issuance of the class or the series, and, subject to the provisions of this Article Fourth, fix and determine the rights, preferences, qualifications, privileges, limitations, and other special rights, if any, of the class (if none of such shares of the class have been issued) or of any series so established, including but not limited to, voting rights (which may be limited, multiple, fractional, or non-voting rights), the rate of dividend, if any, and whether or to what extent, if any, such dividends shall be cumulative (including the date from which dividends shall be cumulative, if any), the price at and the terms and conditions on which shares may be redeemed, if any, the preference and the amounts payable on shares in the event of voluntary or involuntary liquidation, sinking fund provisions for the redemption or purchase of shares in the event shares of the class or of any series are issued with sinking fund provisions, and the terms and conditions on which the shares of the class or of any series may be converted in the event the shares of the class or of any series are issued with the privilege of conversion.

The Board of Directors may, in its discretion, at any time or from time to time, issue or cause to be issued all or any part of the authorized and unissued shares of Preferred Stock for consideration of such character and value as the Board of Directors shall from time to time fix or determine.

FIFTH.                          The term of the Corporation=s existence is perpetual.

SIXTH.                          [Intentionally omitted.]

SEVENTH.            Cumulative voting rights shall not exist with respect to the election of directors.

EIGHTH.                  A. The Board of Directors may, if it deems it advisable, oppose a tender, or other offer for the Corporation=s securities, whether the offer is in cash or in securities of a corporation or otherwise.  When considering whether to oppose an offer, the Board of Directors may, but it is not legally obligated to, consider any pertinent issues; by way of illustration, but not of limitation, the Board of Directors may, but shall not be legally obligated to, consider any and all of the following:

(1)	Whether the offer price is acceptable based on the historical and present operating results or financial condition of the Corporation.

(2)	Whether a more favorable price could be obtained for the Corporation=s securities in the future.

(3)	The impact which an acquisition of the Corporation would have on its employees, depositors and customers of the Corporation and its subsidiaries in the community which they serve.

(4)
The reputation and business practices of the offeror and its management and affiliates as they would affect the employees, depositors and customers of the Corporation and its subsidiaries and the future value of the Corporation's stock.

(5)
The value of the securities, if any, which the offeror is offering in exchange for the Corporation's securities, based on an analysis of the worth of the Corporation as compared to the corporation or other entity whose securities are being offered.

(6)	Any antitrust or other legal and regulatory issues that are raised by the offer.

B.  If the Board of Directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose including, but not limited to, any and all of the following: advising shareholders not to accept the offer; litigation against the offeror; filing complaints with all governmental and regulatory authorities; acquiring the authorized but unissued securities or treasury stock or granting options with respect thereto; acquiring a company to create an antitrust or other regulatory problem for the offeror; and obtaining a more favorable offer from another individual or entity.

NINTH.                        The Directors shall be divided into three (3) classes, as nearly equal in number as possible, known as Class 1, consisting of not more than eight (8) Directors; Class 2, consisting of not more than eight (8) Directors; and Class 3, consisting of not more than nine (9) Directors.  The initial Directors of Class 1 shall serve until the third (3rd) annual meeting of shareholders.  At the third (3rd) annual meeting of the shareholders, the Directors of Class 1 shall be elected for a term of three (3) years and, after expiration of such term, shall thereafter be elected every three (3) years for three (3) year terms.  The initial Directors of Class 2 shall serve until the second (2nd) annual meeting of shareholders.  At the second annual meeting of the shareholders, the Directors of Class 2 shall be elected for a term of three (3) years and, after the expiration of such term, shall thereafter be elected every three (3) years for three (3) terms.  The initial Directors of Class 3 shall serve until the first (1st) annual meeting of shareholders.  At the first (1st) annual meeting of the shareholders the Directors of Class 3 shall be elected for a term of three (3) years and, after the expiration of such term, shall thereafter be elected every three (3) years for three (3) year terms.  Each director shall serve until his/her successor shall have been elected and shall qualify, even though his/her term of office as herein provided has otherwise expired, except in the event of his/her earlier resignation, removal or disqualification.

TENTH.                       The Board shall consist of not less than five nor more than twenty-five shareholders, the exact number within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full Board or by resolution of the shareholders at any meeting thereof; provided, however, that a majority of the full Board of Directors may not increase the number of directors to a number which; (i) exceeds by more than two, the number of directors last elected by shareholder, (ii) in no event shall the number of directors exceed twenty-five.

ELEVENTH.       Any directorship to be filled by reason of an increase in the number of directors may be filled by the Board of Directors.  The Board of Directors shall specify the class in which a director so elected shall serve.  Any director elected by the Board of Directors shall hold office only until the next annual meeting of the shareholders and until his successor shall have been elected and qualified, notwithstanding that the term of office of the other directors in the class of which he is a member does not expire at the time of such meeting.  His successor shall be elected by the shareholders to a term of office which shall expire at the same time as the term of office of the other directors in the class to which he is elected.

TWELFTH.           [RESERVED].

THIRTEENTH.                  No shareholder of this Corporation shall be entitled to preemptive rights and preemptive rights shall not exist with respect to shares or securities of this Corporation.

FOURTEENTH.                The Corporation shall have authority to borrow money and the Board of Directors, without the approval of the shareholders and acting within their sole discretion, shall have the authority to issue debt instruments of the Corporation upon such terms and conditions and with such limitation as the Board of Directors deems advisable.  The authority of the Board of Directors shall include, but not be limited to, the power to issue convertible debentures.

FIFTEENTH.                           A.  To the extent permitted by Section 410 of the Pennsylvania Business Corporation Law, and any amendments thereto, and sections relating thereto, including the Directors= Liability Act, subject to Federal regulatory restrictions, the Board of Directors of the Corporation shall cause the Corporation to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed actions, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation against expenses (including attorneys= fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, or proceeding, including any amount paid to the institution itself as a result of an action or suit by or in the right of the Corporation.

To the extent permitted by law, the Board of Directors of the Corporation shall cause the Corporation to purchase and maintain insurance on behalf of any person who is or was against any liability asserted against him or her and incurred by him or her in any such capacity, and arising out of his or her status as such.

B.  A director of the Corporation shall not be personally liable for monetary damages as such for any action taken, or any failure to take any action, unless:

(1)	the director has breached or failed to perform the duties of his or her office under Section 8363 of the Directors= Liability Act (relating to standard of care and justifiable reliance); and

(2)	the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

Exception
The provisions of this section shall not apply to:

(1)	the responsibility or liability of a director pursuant to any criminal statute; or

(2)	the liability of a director for the payment of taxes pursuant to local, State or Federal law.

SIXTEENTH.                         No merger, consolidation, liquidation or dissolution of the Corporation nor any action that would result in the sale of other disposition of all or substantially all of the assets of the Corporation shall be valid unless first approved by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Common Stock.  This Article may not be amended unless first approved by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Common Stock.

The above Bylaws are effective as of April 17, 2018.